

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 4, 2017

Kevin Rubin
Chief Financial Officer
Alteryx, Inc.
3345 Michelson Drive, Suite 400
Irvine, California 92612

Re: Alteryx, Inc.
Draft Registration Statement on Form S-1
Submitted December 8, 2016
CIK No. 0001689923

Dear Mr. Rubin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us supplementally with copies of all written communications, as defined in Rule 405 under the Securities Act, which you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us supplementally with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Provide us with copies of any reports and industry analysis that you cite or on which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Prospectus Summary, page 1 and Business, page 86

3.   We note your references to "net retention rates." Please clarify that these metrics are based upon subscription revenue and not customer churn.

Key Factors Affecting Our Performance, page 61

4.   We note the importance of the expansion and further penetration of your customer base and the number of customers to your operations. Discuss whether customer churn is an important consideration, and if so, your experience for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Dollar-Based Net Revenue Retention Rate, page 62

5.   Please tell us and disclose how your quarterly dollar-based net revenue retention rate reflects your ability to retain and expand relationships with existing customers over time given that your subscription terms are from one to three years and renewal is not required.

Results of Operations, page 66

6.   For all periods presented, please discuss to what extent the amount of revenue increase was attributable to the additional sales to existing customers. We note on page 62 that subscription revenue reflects additional licenses to existing customers.

7.   We note the increase of your cost of revenue for all periods presented were due to the increase of headcounts. Please discuss the reason(s) for a higher increase for nine months ended fiscal year 2016 when only 6 new employees were added versus 20 new employees in fiscal year 2015.

Revenue Recognition, page 78

8.   We note on page 62 that your subscription terms range from one to three years. You indicated that you recognized license and PCS revenue ratably over the subscription terms. In that regard, please tell us your consideration of paragraph 70-71 of ASC 985-605-25.

Competition, page 97

9.   Please revise to clarify how your platform compares to your competitors' products. For example, you state that some competitors offer "one or more capabilities that are competitive with our platform" and that "some business analytics software companies offer capabilities that are competitive with a subset of the solutions we provide." Provide further details to illustrate the similarities and differences between your competitors' and your own products.

Management, page 100
Executive Officers, page 100

10.   Describe the duties and responsibilities of your Chief Revenue Officer.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Deferred Royalties and Commissions, page F-12

11.   Please tell us why you amortized deferred commissions over a one-year term rather than over the term the revenue is recognized. We note your subscription terms ranges from one to three years.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551- 3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications